SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          for the period ended 31 May 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------

                             EXHIBIT INDEX


1.1  Transaction in Own Shares released on 03 May 2005
1.2  Transaction in Own Shares released on 04 May 2005
1.3  Transaction in Own Shares released on 05 May 2005
1.4  Transaction in Own Shares released on 06 May 2005
1.5  Transaction in Own Shares released on 09 May 2005
1.6  Transaction in Own Shares released on 10 May 2005
1.7  Director Shareholding released on 11 May 2005
1.8  Transaction in Own Shares released on 11 May 2005
1.9  Transaction in Own Shares released on 12 May 2005
2.0  Transaction in Own Shares released on 13 May 2005
2.1  Transaction in Own Shares released on 16 May 2005
2.2  Transaction in Own Shares released on 17 May 2005
2.3  Transaction in Own Shares released on 18 May 2005
2.4  Transaction in Own Shares released on 19 May 2005
2.5  Transaction in Own Shares released on 20 May 2005
2.6  Transaction in Own Shares released on 23 May 2005
2.7  Transaction in Own Shares released on 24 May 2005
2.8  Transaction in Own Shares released on 25 May 2005
2.9  Transaction in Own Shares released on 26 May 2005
3.0  Transaction in Own Shares released on 27 May 2005
3.1  Transaction in Own Shares released on 31 May 2005

EXHIBIT 1.1


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 03 May 2005

BP p.l.c. announces that on 29 April 2005, it purchased 3,900,000 ordinary shares at prices between 532.00 pence and 538.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 178,981,000 ordinary shares in Treasury, and has 21,307,055,798 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.2


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 04 May 2005

BP p.l.c. announces that on 3 May 2005, it purchased 2,900,000 ordinary shares at prices between 538.5 pence and 544.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 181,881,000 ordinary shares in Treasury, and has 21,304,214,367 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.3


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  05 May 2005

BP p.l.c. announces that on 4 May 2005, it purchased 2,900,000 ordinary shares at prices between 536.00 pence and 540.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 184,781,000 ordinary shares in Treasury, and has 21,301,596,669 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.4


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  06 May 2005

BP p.l.c. announces that on 5 May 2005, it purchased 2,650,000 ordinary shares at prices between 540.00 pence and 546.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 187,431,000 ordinary shares in Treasury, and has 21,299,107,337 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.5


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 09 May 2005

BP p.l.c. announces that on 6 May 2005, it purchased 2,900,000 ordinary shares at prices between 544.50 pence and 549.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 190,331,000 ordinary shares in Treasury, and has 21,296,397,943 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.6


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 May 2005

BP p.l.c. announces that on 9 May 2005, it purchased 2,900,000 ordinary shares at prices between 544.00 pence and 548.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 193,231,000 ordinary shares in Treasury, and has 21,293,795,399 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.7

BP p.l.c. - Director Shareholding
BP p.l.c. - 11 May 2005

We were advised yesterday, 10 May 2005, by Computershare Plan Managers that on 10 May 2005 the following Directors of BP p.l.c. acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP5.455 per share through participation in the BP ShareMatch UK Plan:-


Mr. I. C. Conn                         62 shares

Dr. A.B. Hayward                       62 shares

Mr. J.A. Manzoni                       62 shares

EXHIBIT 1.8


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  11 May 2005

BP p.l.c. announces that on 10 May 2005, it purchased 2,900,000 ordinary shares at prices between 543.50 pence and 549.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 196,131,000 ordinary shares in Treasury, and has 21,291,104,601 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 May 2005

BP p.l.c. announces that on 11 May 2005, it purchased 4,450,000 ordinary shares at prices between 535.50 pence and 542.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 200,581,000 ordinary shares in Treasury, and has 21,286,765,121 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.0


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 May 2005

BP p.l.c. announces that on 12 May 2005, it purchased 3,450,000 ordinary shares at prices between 534.00 pence and 541.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 204,031,000 ordinary shares in Treasury, and has 21,283,320,521 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.1


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  16 May 2005

BP p.l.c. announces that on 13 May 2005, it purchased 3,550,000 ordinary shares at prices between 526.00 pence and 531.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 207,581,000 ordinary shares in Treasury, and has 21,279,798,889 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.2


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  17 May 2005

BP p.l.c. announces that on 16 May 2005, it purchased 2,550,000 ordinary shares at prices between 527.50 pence and 532.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 210,131,000 ordinary shares in Treasury, and has 21,277,292,483 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.3


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 May 2005

BP p.l.c. announces that on 17 May 2005, it purchased 3,550,000 ordinary shares at prices between 529.50 pence and 534.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 213,681,000 ordinary shares in Treasury, and has 21,273,746,173 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.4


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 May 2005

BP p.l.c. announces that on 18 May 2005, it purchased 3,000,000 ordinary shares at prices between 537.00 pence and 546.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 216,681,000 ordinary shares in Treasury, and has 21,270,836,073 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.5


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  20 May 2005

BP p.l.c. announces that on 19 May 2005, it purchased 3,300,000 ordinary shares at prices between 539.50 pence and 546.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 219,981,000 ordinary shares in Treasury, and has 21,267,536,073 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.6


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 May 2005

BP p.l.c. announces that on 20 May 2005, it purchased 3,500,000 ordinary shares at prices between 543.50 pence and 548.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 223,481,000 ordinary shares in Treasury, and has 21,264,036,463 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.7


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  24 May 2005

BP p.l.c. announces that on 23 May 2005, it purchased 3,250,000 ordinary shares at prices between 541.50 pence and 546.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 226,731,000 ordinary shares in Treasury, and has 21,260,803,757 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.8


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  25 May 2005

BP p.l.c. announces that on 24 May 2005, it purchased 3,250,000 ordinary shares at prices between 544.00 pence and 548.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 229,981,000 ordinary shares in Treasury, and has 21,257,611,483 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.9


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 May 2005

BP p.l.c. announces that on 25 May 2005, it purchased 2,207,000 ordinary shares at prices between 546.00 pence and 550.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 232,118,000 ordinary shares in Treasury, and has 21,255,434,651 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.0


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  27 May 2005

BP p.l.c. announces that on 26 May 2005, it purchased 2,520,000 ordinary shares at prices between 558.50 pence and 560.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 234,708,000 ordinary shares in Treasury, and has 21,252,945,983 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.1


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  31 May 2005

BP p.l.c. announces that on 27 May 2005, it purchased 3,950,000 ordinary shares at prices between 552.00 pence and 558.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 238,658,000 ordinary shares in Treasury, and has 21,249,021,783 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 06 June 2005                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary